FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
+1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 3 to 5 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

•	Exhibit (h) “Governing Law of Landwirtschaftliche Rentenbank (with English translation)” attached hereto is hereby added and the exhibit index is amended accordingly.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 16, 2026 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 3, 2026, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1801 U.S. dollar (0.8474 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2025

The following information is derived from Rentenbank’s press release of January 29, 2026, announcing certain preliminary results for 2025. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2025. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2025 to be announced at a press conference and published in April 2026.

Rentenbank concluded its 2025 financial year with a significant expansion of its promotional activities. New business in special promotional loans increased by 82.1% across all promotional lines to EUR 6.6 billion (as compared to EUR 3.6 billion in 2024). Around 73% of this volume was attributable to the “Agriculture”, “Agribusiness” and “Rural Development” promotional lines. Combined new business in these three promotional lines rose by 35.8% to approximately EUR 4.8 billion (as compared to EUR 3.5 billion in 2024). As expected, the “Renewable Energy” promotional line recovered as the interest rate curve normalised, with new business increasing to EUR 1.8 billion (as compared to EUR 76.1 million in 2024). The newly introduced product category “grants from own funds”, with a focus on climate footprint accounting, met end borrowers’ needs particularly well and has seen very strong demand.

Significant growth across all promotional lines

Promotional business in the “Rural Development” promotional line increased to EUR 2.0 billion (as compared to EUR 1.7 billion in 2024). In the “Agriculture” promotional line, loan commitments totalled EUR 1.9 billion, representing an increase of around 33% year on year. In this promotional line, the positive trend in the financing of livestock housing continued. Committed volumes rose to EUR 351.1 million (as compared to EUR 291.6 million in 2024). The promotional programme “Conversion of livestock housing to improve animal welfare”, launched in 2024 within the “Future fields” promotional line, proved to be an important building block, with approximately EUR 57 million committed under the programme during the reporting year.

New business with banks via registered bonds, promissory notes and securities also increased significantly, reaching EUR 5.2 billion (as compared to EUR 4.3 billion in 2024). In addition, investments in venture capital funds amounted to EUR 21.4 million (as compared to EUR 48.5 million in 2024).

Expanded support for innovation

Rentenbank is consistently continuing its support for innovation along the entire value chain – from the initial idea and development through to market entry and practical implementation of new processes and products. In cooperation with the Federal Ministry of Agriculture, Food and Regional Identity (BMLEH), it continues to provide subordinated loans and innovation vouchers to early-stage agri-related start-ups from a Special Purpose Fund of the Federal Government. This programme is of particular importance for Germany’s start-up ecosystem as attracting investors is often especially challenging at this early stage.

At the end of 2025 a new set of guidelines under the federal Special Purpose Fund was announced to support the market launch of innovative drive systems for agricultural machinery. The promotional program is scheduled to start in the first quarter of 2026. Loans offered on highly favourable terms, provided via local banks, will make investments in the use of electromobility on farms particularly attractive.

The ‘Growth Alliance’ AgTech & FoodTech start-up program saw even greater demand in 2025 and was further expanded. Launched in cooperation with the BMLEH and Frankfurt-based TechQuartier, the Growth Alliance supports new ideas and business models through a range of modules, from the initial concept stage through to the accelerator phase. In addition, Rentenbank is actively involved as a partner in numerous initiatives aimed at promoting innovation and networking within the sector, such as the Future Forest Initiative in Blankenburg in the Harz region.

Euro remains most important issuance currency

To refinance its promotional business through special promotional loans and grants to end borrowers, as well as to refinance debt securities purchased from banks and local authorities, Rentenbank raised medium- and long-term funding totalling EUR 10.9 billion on the international capital markets in 2025 (as compared to EUR 8.2 billion in 2024). This exceeded the expected issuance volume of EUR 10 billion and came very close to the planned issuance volume of EUR 11 billion. The most important issuance currency was the euro, accounting for 49% (as compared to 55% in 2024). The share of US dollar issuance declined to 29% (as compared to 32% in 2024). This included the issuance of a five-year USD global bond with a volume of USD 1.5 billion. With demand exceeding USD 10 billion and a spread of 7 basis points over US Treasuries, this was the most successful bond issuance in Rentenbank’s history to date. A total of 77% of the issuances were placed with international investors (as compared to 79% in 2024). As in previous years, the largest investor groups were commercial banks, accounting for 49% (as compared to 55% in 2024), and central banks, with a share of 31% (as compared to 35% in 2024) of total medium- and long-term issuance volume.

Operating result below the previous year’s level

Operating profit before provision for loan losses and valuation amounted to EUR 86.6 million in 2025, below the previous year’s level (EUR 161.6 million), primarily because of the significantly increased promotional activity. Net interest income declined accordingly, and due to higher refinancing costs overall, to EUR 228.8 million (as compared to EUR 287.5 million in 2024). A second key factor was the planned increase in administrative expenses to EUR 146.2 million (as compared to EUR 130.8 million in 2024). These higher administrative expenses are attributable, among other things, to the continued implementation of the IT roadmap and targeted investments in the Bank’s IT infrastructure. In addition, further staff are also required to implement the projects and initiatives aimed at the Bank’s continued development. Part of the planned increase in administrative expenses is therefore attributable to a larger workforce.

Capital ratio and leverage ratio remain at high levels

The total capital ratio (which is equivalent to the Common Equity Tier One (CET 1) capital ratio) declined to 32.5% as a result of higher own funds requirements following the initial application of CRR III, compared with the previous year (38.3%). However, the ratio remains well above the regulatory minimum requirement applicable to Rentenbank. The leverage ratio improved to 11.5% (as compared to 10.2% in 2024).

New Business

	2025	2024	% Change
	(EUR million)
Special promotional loans	6,558.7	3,602.1	82.1
Of which: Agriculture	1,910.3	1,438.2	32.8
Rural Development	2,024.7	1,736.4	16.6
Agribusiness	844.4	344.7	144.9
Renewable Energy	1,768.0	76.1	>100

Registered bonds / Promissory notes / Securities *	5,189.3	4,273.9	21.4

Venture capital investments	21.4	48.5	-55.9

* without “non-EU”

Funding

Medium- and long-term funding	10,885	8,160	33.4
Of which: Euro Medium Term Notes (EMTN)	7,598	6,163	23.3
Global bonds	2,610	1,389	87.9
AUD MTN	617	608	1.5
Domestic capital market instruments	60	0	-

Balance Sheet

	December 31, 2025	December 31, 2024	% Change
	(EUR million)
Total assets	90,471	94,985	-4.8
Loans and advances to banks	57,828	65,615	-11.9
Loans and advances to customers	7,101	7,003	1.4
Bonds and other fixed-income securities	18,949	16,743	13.2
Securitised liabilities	80,523	83,752	-3.9

Equity (incl. Fund for general banking risk) reported on the balance sheet	5,003	4,960	0.9

Income Statement

	2025	2024	% Change
	(EUR million)
Net interest income	228.8	287.5	-20.4
Administrative expenses	146.2	130.8	11.8
Preliminary operating profit before provision for loan losses and valuation	86.6	161.6	-46.4

Cost/income ratio (in %)	50.7	41.8	8.9% points

Capital Ratio and Leverage Ratio

	December 31, 2025	December 31, 2024	% Change

Total capital (in %) = CET 1 capital ratio	32.5	38.3	- 5.8% points
Leverage ratio (in %)	11.5	10.2	1.3% points

Figures and percentages may not add up to the total provided due to rounding.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic of Germany is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2024	0.2	-0.2
1st quarter 2025	0.4	0.3
2nd quarter 2025	-0.2	0.3
3rd quarter 2025	0.0	0.3
4th quarter 2025	0.3	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) rose by 0.3% in the fourth quarter of 2025 compared with the third quarter of 2025 after adjustment for price, seasonal and calendar variations. In particular, household and government final consumption expenditure increased. Price adjusted GDP rose by 0.2% in 2025. After price and calendar adjustment, the increase amounted to 0.3%.

GDP in the fourth quarter of 2025 increased by a price adjusted 0.6% compared with the fourth quarter of 2024. The increase was smaller (+0.4%) after price and calendar adjustment, as there were 0.7 more working days than in the same period a year earlier.

Source: Federal Statistical Office, Gross domestic product in the 4th quarter of 2025 up 0.3% on the previous quarter, Press release No. 035 of January 30, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_035_811.html).

Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2024	0.4	2.6
January 2025	-0.0	2.3
February 2025	0.2	2.3
March 2025	0.1	2.2
April 2025	0.1	2.1
May 2025	0.2	2.1
June 2025	0.1	2.0
July 2025	0.2	2.0
August 2025	0.2	2.2
September 2025	0.3	2.4
October 2025	0.2	2.3
November 2025	0.2	2.3
December 2025	-0.0	1.8
January 2026	0.1	2.1

(1)	Provisional estimate.

The monthly inflation rate in Germany, measured as the change in the consumer price index in a given month compared to the same month in the previous year, stood at 1.8% in December 2025, reflecting a decrease compared to November and October 2025 (in both cases, 2.3%). In December 2025, the most important driver of inflation was increases in prices of goods and services other than energy and food, referred to as core inflation. These price increases were offset to a degree by decreases in energy prices and increases in food prices at a rate lower than the core inflation rate. The consumer price index in December 2025 remained unchanged from November 2025.

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On an annual average basis, consumer prices in Germany rose by 2.2% in 2025 compared to 2024. In 2024, the inflation rate was also 2.2% compared to the previous year. The inflation rate in 2025 and 2024 was therefore markedly lower than in the three preceding years. The annual average rate of inflation was 5.9% in 2023, 6.9% in 2022 and 3.1% in 2021.

Core inflation was 2.4% in December 2025, demonstrating the ongoing dampening impact of energy prices on overall inflation. The year-on-year rate of core inflation was +2.8% in 2025, after standing at +3.0% in 2024 and +5.1% in 2023. Compared with the two preceding years, the rate was down in 2025 but still higher than overall inflation.

Food prices increased by 0.8% in December 2025 compared to December 2024, after experiencing a 1.2% year-on-year increase in November 2025. Sugar, jam, honey and other confectionery, in particular, continued to be significantly more expensive (+8.8%; including chocolate: +18.9%), as did meat and meat products (+3.9%; including beef and veal: +14.1%; poultry meat: +6.3%). By contrast, the prices of edible fats and oils were lower than a year earlier (-20.2%; including butter: -31.7%; olive oil: -17.7%).

Food prices (total) in December 2025 decreased by 0.1% compared to November 2025. Although the price of vegetables increased by 3.3%, the price of butter decreased by 12.5%, after the considerable drop in butter prices already registered in the previous months (November 2025: -4.6%; October 2025: -10.0%).

On an annual average basis, food prices increased by 2.0% in 2025 compared to 2024. While the prices of sugar, jam, honey and other confectionery increased by 5.9% and fruit prices increased by 4.9% year on year, the prices of edible fats and oils decreased by 1.0% and vegetable prices decreased by 0.3%.

Energy prices in December 2025 decreased by 1.3% compared to December 2024, following a decrease of 0.1% in November 2025 compared to the same month in the previous year. Household energy cost 1.7% less in December 2025 than in the same month a year earlier, with consumers particularly benefitting from lower prices for heating oil (-3.6%) and electricity (-1.8%). By contrast, markedly more had to be paid for firewood, wood pellets and other solid fuels (+7.4%) in the household energy category. Motor fuel prices fell by 0.7% compared with December 2024.

On an annual average basis, energy prices in 2025 decreased by 2.4% compared to 2024. Lower prices were recorded for household energy (-2.3%; including heating oil: -5.3%; electricity: -2.2%) and motor fuel (-2.6%).

Prices of goods (total) increased by 0.4% from December 2024 to December 2025. A price increase of +0.8% was recorded for non-durable consumer goods, which include food and energy, and non-alcoholic beverages (+5.9%) and tobacco products (+4.4%), in particular, also became more expensive. Durable consumer goods were less expensive (-0.3%).

Prices of goods (total) rose by 1.0% on an annual average in 2025 compared with 2024. In the goods category, the prices of non-durable consumer goods increased by 1.1%. Non-durable consumer goods prices were also up on an annual average basis for non-alcoholic beverages (+7.0%) and tobacco products (+5.0%), in particular. Durable consumer goods cost 0.6% more in 2025 than a year earlier.

The prices of services (total) increased by 3.5% in December 2025 when compared to December 2024. Net rents exclusive of heating expenses rose by 2.2%. Some services were markedly more expensive, including combined passenger transport services (+11.4%) and services of social facilities (+7.7%). Compared with a year earlier, considerable price increases were also recorded for transport insurance activities (+7.5%), passenger rail transport (+7.2%) and in-patient health services (+6.5%). In December 2025, only a few services cost less than a year earlier, for example telecommunications services (-0.4%).

On a year on year basis, the prices of services (total) in 2025 increased by 3.5% compared with 2024. In the two preceding years, the prices of services also rose significantly on an annual average basis (2024: +3.8%; 2023: +4.4%). Consumers had to pay markedly more for combined passenger transport services (+11.4%), services of social facilities (+8.7%) and insurance services (+7.4%) on an annual average in 2025. From 2024 to 2025, considerable price increases were also recorded for many other services such as in-patient health services (+6.7%), the maintenance and repair of vehicles (+5.5%), package holidays (+4.6%) and catering services in restaurants, cafés and the like (+4.0%). Net rents exclusive of heating expenses, which are a major factor contributing to the development of prices, were up 2.1% in 2025 on an annual average basis and therefore slightly lower than overall inflation. By contrast, the prices of telecommunications services fell by 1.1% from 2024.

According to provisional estimates of the Federal Statistical Office, the consumer price index in January 2026 is expected to be 2.1% higher compared to January 2025 and 0.1% higher compared to December 2025. Core inflation is expected to be 2.5% year-on-year in January 2026.

Sources: Federal Statistical Office, Short-term indicators—Consumer price indices, total (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/kpre510.html#250146); Federal Statistical Office, Correction: Inflation rate at +2.2% in 2025, press release of January 16, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_019_611.html); Federal Statistical Office, Inflation rate of +2.1% expected in January 2026, press release of January 30, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_036_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages(2)	Adjusted percentages (2), (3)
December 2024	3.2	3.5
January 2025	3.7	3.5
February 2025	3.7	3.6
March 2025	3.7	3.6
April 2025	3.8	3.7
May 2025	3.8	3.7
June 2025	3.6	3.7
July 2025	3.9	3.8
August 2025	3.9	3.8
September 2025	4.0	3.8
October 2025	3.5	3.8
November 2025	3.7	3.8
December 2025	3.6	3.8

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	All figures except original percentages for December 2024 are provisional.
(3)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Approximately 45.9 million persons resident in Germany were in employment in December 2025. According to provisional calculations of the Federal Statistical Office, the seasonally adjusted number of persons in employment fell slightly (-5,000; 0.0%) compared with the previous month. This number was down by an average of 11,000 month on month in the period from May to November 2025.

Without seasonal adjustment, the number of persons in employment in December 2025 fell by 126,000 (-0.3%) compared with November 2025. This month-on-month decrease was larger than the average recorded for December for the years 2022 to 2024 (-109,000 persons).

Compared with December 2024, the number of persons in employment in December 2025 decreased by 69,000 (-0.2%). In October and November 2025, the year-on-year rate of change was -0.1%. The downward trend in year-on-year labor market figures since August 2025 therefore continued.

1.60 million people were unemployed in December 2025. That was an increase of 184,000, or 13.0%, compared with December 2024. The unemployment rate rose to 3.6%, an increase of 0.4 percentage points on the same month of the previous year (December 2024: 3.2%).

Adjusted for seasonal and irregular effects, the number of unemployed in December 2025 stood at 1.68 million, an increase of 7,000 on November 2025 (0.4%). The adjusted unemployment rate was unchanged at 3.8%.

Sources: Federal Statistical Office, Employment down slightly in December 2025, press release of January 30, 2026 (https://www.destatis.de/EN/Press/2026/01/PE26_034_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, accessed on January 30, 2026 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

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Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billions) (1)
Item	January-November 2025	January-November 2024
Goods	172.7	227.8
Services	-70.7	-71.0
Primary income	138.6	133.1
Secondary income	-58.4	-54.5
Current account	182.1	235.3

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, January 12, 2026 (https://www.bundesbank.de/resource/blob/963060/402da556156b482d7e2ab13d000e9300/472B63F073F071307366337C94F8C870/2026-01-12-zahlungsbilanz-anlage-data.pdf)

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, general government budgets recorded a financial deficit (net borrowing) of EUR 107.4 billion at the end of 2025. This was a decrease of approximately EUR 7.9 billion from 2024. Central government, state government, local government and social security funds recorded a deficit at the close of the year. The financial deficit was almost eight billion euros lower than in 2024 because government revenue (+5.8%) grew more strongly than government expenditure (+5.1%). Measured as a percentage of GDP at current prices, which increased by 3.3%, Germany recorded a deficit ratio of 2.4% in 2025. The ratio was therefore lower than in the previous year (2.7%) and remained below the 3% reference value of the European Stability and Growth Pact.

According to provisional figures of the Deutsche Bundesbank, the general government gross debt ratio was 63.0% of GDP at the end of the third quarter of 2025. This represents a 1.1% increase when compared to the end of the second quarter of 2025 and a 1.6% increase when compared with the end of the third quarter of 2024.

Sources: Federal Statistical Office, Gross domestic product up 0.2% in 2025, press release of January 15, 2026 (https:// https://www.destatis.de/EN/Press/2026/01/PE26_017_811.html); Deutsche Bundesbank, Verschuldung gem. Maastricht-Vertrag - Deutschland - Gesamtstaat - in % des BIP, accessed on January 28, 2026 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBGFS1.Q.BQ9959&dateSelect=2025).

Economic Outlook

On January 28, 2026, the Federal Government released the 2026 Annual Economic Report (Jahreswirtschaftsbericht 2026). The report found that geopolitical and geoeconomic tensions, protectionism, and the strategic exploitation of resources as an instrument of power politics have been increasing in importance for years.

For 2025 as a whole, real GDP was 0.2% higher than in the previous year. The modest improvement in the final quarter is likely to have been driven by rising industrial output, which is beginning to feed through on the expenditure side into higher investment in machinery and equipment. Foreign trade is not expected to have contributed to growth.

The Federal Government projects GDP to grow by 1.0% in 2026. The Federal Government sees this improvement as an important signal that stagnation in the German economy, which had persisted for five years, is coming to an end.

To revitalize the economy, the report emphasizes the need to strengthen investment and to continue decisive reforms in the face of ongoing structural challenges.

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2026, January 28, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2026.pdf?__blob=publicationFile&v=22); Bundesministerium für Wirtschaft und Energie, The Economic Situation in the Federal Republic of Germany in January 2026, press release of January 15, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/EN/Pressemitteilungen/Wirtschaftliche-Lage/2026/20260115-the-economic-situation-in-germany-january-2026.html).

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Other Recent Developments

Monetary Policy

On December 18, 2025, the Governing Council of the European Central Bank (“ECB”) decided to keep each of the three key ECB interest rates – the deposit facility rate, the main refinancing operations rate and the marginal lending facility rate – unchanged. The Governing Council has maintained the ECB’s key interest rates unchanged since its monetary policy decision of June 5, 2025, which reduced each of these rates by 25 basis points. As of the date of this amendment, the deposit facility, main refinancing operations and marginal lending facility rates are 2.00%, 2.15% and 2.40%, respectively.

In announcing its decision, the Governing Council noted that the Eurosystem staff had revised its estimates of inflation for 2026 upwards, primarily because the staff now expects services inflation to decline more slowly than in earlier projections. However, the staff also revised its estimates for economic growth upwards, expecting growth to be stronger than in its September 2025 projections, driven especially by domestic demand. Inflation is expected to return to the Governing Council’s 2% medium-term target in the medium term.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of December 18, 2025 (https://www.ecb.europa.eu/press/press_conference/monetary-policy-statement/shared/pdf/ecb.ds251218~f264376788.en.pdf).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: February 4, 2026

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EXHIBIT INDEX

Exhibit	Description

Exhibit (h)	Governing Law of Landwirtschaftliche Rentenbank (with English translation)

12